Exhibit 12.1

	2001	2002	2003	2004	2005
DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)

Loss before income taxes	$(3,503)	$(121)	$(19,251)	$(2,404)	$(727)

Fixed charges
Amortization of deferred financing costs	988	1,079	856	—	—
Interest expense	19,635	18,127	20,244	30,508	31,127

Earnings before fixed charges	17,120	19,085	1,849	28,106	30,400

Fixed charges
Amortization of deferred financing costs	988	1,079	856	—	—
Interest expense	19,635	18,127	20,244	30,508	31,127

Total fixed charges	20,623	19,206	21,100	30,508	31,127

Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)	Due to our losses in 2001, 2002, 2003, 2004 and 2005 the ratio coverage in the respective years was less than 1:1. We needed to generate additional earnings of $3,503,000, $121,000, $19,251,000, $2,404,000, and $727,000 in 2001, 2002, 2003, 2004, and 2005, respectively, to achieve a coverage ratio of 1:1.